FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

September 9, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 9, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer completes a $3,000,000 investment in Trevali Resources Corp.

Item 5.	Full Description of Material Change

The Issuer reports that it has completed a $3,000,000 investment in Trevali Resources Corp. (“Trevali”) of Vancouver B.C.

Trevali is a mineral exploration company which is focused on the Santander silver-lead-zinc mine project located in the western extent of Peru’s Central Mineral Belt, approximately 215 kilometres by road from Lima, Peru.  In conjunction with its partner, Glencore International A.G., Trevali has entered into a definitive development agreement for the Santander project that will see Glencore provide and operate a 2,000-tonne-per-day concentrate plant on the property, undertake mining operations on a ‘contractor/toll basis’ and enter into a long-term concentrate offtake agreement with the Company for 100% of the Santander project’s production at benchmark terms.  Additionally, through its wholly-owned subsidiary Trevali Renewable Energy Inc., Trevali is undertaking a significant upgrade of the Tingo run-of-river hydroelectric generating facility along with transmission line upgrades and extensions to allow, in addition to supplying power to the mining operation on the property, the potential sale of surplus power into the Peruvian National Energy Grid.

Trevali has approximately 56.5 million shares issued and listings on the CNSX and Frankfurt Stock Exchanges.  The Santander mine previously operated from 1958-1991 targeting a single polymetallic structure, the Santander orebody.  Substantial site infrastructure includes a fully refurbished 200-man camp and associated support facilities, and the Tingo hydroelectric power-station located 17 kilometres down-valley to the west.  The Santander project and the existing infrastructure form a highly strategic asset in the Central Peruvian mining district.  Trevali commenced exploration at Santander in November 2007, and has discovered three new high-grade silver-lead-zinc replacement and massive sulphide deposits on the property to date.  Trevali also recently completed a successful Phase 2 drilling campaign that was primarily focused on expansion of the three currently defined deposits, all of which remain open at depth and to the east, with the data being incorporated into an updated independent resource estimate that is currently underway.

Trevali recently completed a $3,761,251.20 financing, consisting of 3,582,144 units at a price of $1.05 per unit.  Each unit consisted of one common share and one-half of a transferable common share purchase warrant, with each whole warrant being exercisable to acquire one additional common share until September 1, 2012 at an exercise price of $1.50.  The Issuer purchased 2,857,144 of the units at a cost of $3,000,001.20.

As a result of this acquisition, the Issuer now holds an aggregate of 7,032,432 common shares of Trevali, representing approximately 12.44% of the issued and outstanding common shares of Trevali.  Assuming the exercise of the 1,428,572 warrants comprised in the units and the 1,427,294 share purchase warrants held prior to this acquisition, the Issuer would then hold 9,888,298, or approximately 16.66%, of the then issued common shares (assuming no other warrant or option exercises).  The Issuer is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of Trevali.

The Issuer acquired the securities of Trevali for investment purposes only, and not for the purpose of influencing control or direction over Trevali.  The Issuer will, however, review its holdings in Trevali from time to time, and may increase or decrease its position as future circumstances dictate.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of Cardero, at 604-408-7488.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annul Information Form filed with certain Canadian Securities Commissions and annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

September 13, 2010